SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 3)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

AMAYA INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

02314M108
(CUSIP Number)

Tang Hao
Discovery Key Investments Limited
18/F Three Exchange Square
Connaught Place, Central
Hong Kong
Telephone: +852-3719-9350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02314M108	13D	Page 1 of 3 Pages

1	NAMES OF REPORTING PERSONS Uptrend Trade Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,935,500
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,935,500
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,935,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO
_________________________
[1]
Based on 146,496,265 common shares issued and outstanding, as reported by Amaya Inc. in its Management’s Discussion and Analysis for the three months ended March 31, 2017, as furnished to the SEC on May 12, 2017 as Exhibit 99.3 to its Form 6-K.

CUSIP No. 02314M108	13D	Page 2 of 3 Pages

1	NAMES OF REPORTING PERSONS Discovery Key Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,400,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 10,400,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO
_________________________
[2]
Based on 146,496,265 common shares issued and outstanding, as reported by Amaya Inc. in its Management’s Discussion and Analysis for the three months ended March 31, 2017, as furnished to the SEC on May 12, 2017 as Exhibit 99.3 to its Form 6-K.

CUSIP No. 02314M108	13D	Page 3 of 3 Pages

1	NAMES OF REPORTING PERSONS Tang Hao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,335,500
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 22,335,500
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,335,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN
_________________________
[3]
Based on 146,496,265 common shares issued and outstanding, as reported by Amaya Inc. in its Management’s Discussion and Analysis for the three months ended March 31, 2017, as furnished to the SEC on May 12, 2017 as Exhibit 99.3 to its Form 6-K.

INTRODUCTORY NOTE

This amendment No. 3 (“Amendment No. 3”) to Schedule 13D is filed jointly by Uptrend Trade Limited (“Uptrend”), a British Virgin Islands company, Discovery Key Investments Limited (“Buyer”), a British Virgin Islands company, and Tang Hao (“Mr. Tang”), a citizen of the People’s Republic of China (each, a “Reporting Person” and collectively, the “Reporting Persons”), with respect to the common shares, no par value (“Common Shares”), of Amaya Inc., a corporation incorporated under the laws of Quebec, Canada (the “Issuer” or “Amaya”), pursuant to their Joint Filing Agreement dated as of July 6, 2017, filed with the Schedule 13D as Exhibit 1 and incorporated herein by reference.

This Amendment No. 3 amends and supplements the statement on Schedule 13D filed on behalf of Discovery Key Investments Limited and Tang Hao with the United States Securities and Exchange Commission (the “SEC”) on April 10, 2017, Amendment No. 1 to Schedule 13D filed on June 8, 2017, and Amendment No. 2 to Schedule 13D filed on behalf of Uptrend Trade Limited, Discovery Key Investments Limited and Tang Hao on June 8, 2017  (as amended and supplemented to date, the “Original Schedule 13D”). Except as provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration
On July 6, 2017, Buyer purchased 153,100 Common Shares of the Issuer in the open market at an average price of CAD22.20 per share for an aggregate purchase price of CAD3,398,820, all of which was funded through working capital of Buyer. As of the date hereof, all of these Common Shares are held in the name of Buyer.
On July 10, 2017, Buyer purchased 400,000 Common Shares of the Issuer in the open market at an average price of CAD22.23 per share for an aggregate purchase price of CAD8,890,000, all of which was funded through working capital of Buyer. As of the date hereof, all of these Common Shares are held in the name of Buyer.
On July 11, 2017, Buyer purchased 380,000 Common Shares of the Issuer in the open market at an average price of CAD22.23 per share for an aggregate purchase price of CAD8,446,412, all of which was funded through working capital of Buyer. As of the date hereof, all of these Common Shares are held in the name of Buyer.
On July 12, 2017, Buyer purchased 420,000 Common Shares of the Issuer in the open market at an average price of CAD22.26 per share for an aggregate purchase price of CAD9,348,528, all of which was funded through working capital of Buyer. As of the date hereof, all of these Common Shares are held in the name of Buyer.
On July 13, 2017, Buyer purchased 400,000 Common Shares of the Issuer in the open market at an average price of CAD22.17 per share for an aggregate purchase price of CAD8,866,320, all of which was funded through working capital of Buyer. As of the date hereof, all of these Common Shares are held in the name of Buyer.
Item 4. Purpose of Transaction
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
Buyer’s purchases of Common Shares of the Issuer in July 2017 were for investment purposes.

Item 5. Interest in Securities of the Issuer
Item 5 of the Original Schedule 13D is hereby amended and replaced by the following:
(a) – (b):
Name and Title of Beneficial Owner	Number of Outstanding Common Shares Beneficially Owned	Percentage of Outstanding Common Shares(4)	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Uptrend Trade Limited	11,935,500	8.1%	11,935,500	0	11,935,500	0
Discovery Key Investments Limited	10,400,000	7.1%	10,400,000	0	10,400,000	0
Tang Hao	22,335,500	15.2%	22,335,500	0	22,335,500	0

(c)   Information concerning transactions in securities of the Issuer since July 6, 2017, the filing date of the Original Schedule 13D:
Date of Transaction	Number of Securities Purchased	Price Per Security(5)(CAD)	Aggregate Purchase Price (CAD)
July 6, 2017	153,100	22.20	3,398,820
July 10, 2017	400,000	22.23	8,890,000
July 11, 2017	380,000	22.23	8,446,412
July 12, 2017	420,000	22.26	9,348,528
July 13, 2017	400,000	22.17	8,866,320

(d)    Not applicable.
(e)    Not applicable.
_________________________
[4]
Based on 146,496,265 common shares issued and outstanding, as reported by Amaya Inc. in its Management’s Discussion and Analysis for the three months ended March 31, 2017, as furnished to the SEC on May 12, 2017 as Exhibit 99.3 to its Form 6-K.

[5]	Average price for all purchases on the respective purchase date.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:        July 14, 2017
Uptrend Trade Limited

By:	/s/ Tang Hao
Name:	Tang Hao
Title:	Director

Discovery Key Investments Limited

By:	/s/ Tang Hao
Name:	Tang Hao
Title:	Director

Tang Hao

By:	/s/ Tang Hao